Annual Report

SEPTEMBER 30, 2008

Waddell & Reed Advisors High Income Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors High Income Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors High Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

September 30, 2008



DEAR SHAREHOLDER:

Not since the founding of Waddell & Reed more than 70 years ago have investors faced so many challenges in such a short period of time. In a single calendar quarter, this country's largest savings and loan, its largest insurance company, its two largest mortgage providers, its largest brokerage firm and a leading commercial bank all either were the subject of a takeover, bailout or failure. On top of that, some money market funds in the industry have been unable to maintain a $1 a share net asset value. A severe credit crunch has taken hold.

Confidence has been shaken in bond and stock markets around the globe, and mutual fund returns of the past year reflect the emotional insecurity that comes with hard times. Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 2008 fiscal year. For the 12 months ended September 30, 2008, the Citigroup Broad Investment Grade Index rose 4.48 percent. U.S. Treasuries performed especially well for the period. However, September 2008 was the worst month for U.S. corporate bonds in more than two decades.

Can we learn from history?

While unusual in modern times, a rapidly unfolding financial panic is nothing new in American history. In fact, prior to the creation of the Federal Reserve bank system in 1912, the U.S. experienced seven major financial crises between 1819 and 1907. In some respects, some of the same issues that plague us today – fallout from excessive commodity and property speculation, war-related debt and populist dislike of government bailouts – parallel the challenges that generations past have had to deal with. Our leaders met these problems successfully, though very often not promptly.

For example, history judged President Martin Van Buren harshly for failing to take timely steps to limit economic damage from the Panic of 1837, which occurred just five weeks after he took office. The ensuing depression lasted for six years, and out of 850 banks in the United States at the time, 343 closed entirely and 62 failed partially. We hope Washington can learn from the many lessons of history and take appropriate and rapid action to revive credit markets and restore investor faith.

A need for global leadership

We believe that today's U.S. government safety nets and financial safeguards – including the Fed, deposit insurance on bank accounts, unemployment insurance, municipal bond default insurance and social security – are likely to help cushion the effects of the economic downturn that our country appears to face in the coming months. However, the scope of the current financial crisis is global, and this is a new

phenomenon. It is one that we think may require coordinated central bank and fiscal policy action from Brussels to Beijing to resolve. It will likely test whether we are becoming one world that can act together for the common good, or one where national trade supremacy, resource hoarding and/or parochial political interests take precedence.

Economic Snapshot

	9-30-2008	9-30-2007
U.S. unemployment rate	6.10%	4.70%
Inflation (U.S. Consumer Price Index)	4.90%	2.80%
U.S. GDP	–0.30%	3.90%
30-year fixed mortgage rate	5.82%	6.28%
Oil price per barrel	$100.64	$81.66

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

For many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table to the left, the U.S. economy at Sept. 30, 2008 is not in as good a shape as it was 12 months earlier. The unemployment rate is higher. The economy has contracted.

We believe that the investing and economic climate will get better in time, although not right away. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of High Income Fund

September 30, 2008



Below, William M. Nelson, portfolio manager of the Waddell & Reed Advisors High Income Fund, Inc., discusses the Fund's positioning, performance and results for the fiscal year ended Sept. 30, 2008. He was named manager effective April 1, 2008 and has 20 years of industry experience. Prior to April 1, the Fund had been managed by Louise D. Rieke for 17 years.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

Fiscal year performance	
For the 12 Months Ended September 30, 2008	
Waddell & Reed Advisors High Income Fund, Inc., Class A	−6.39%
(Class A shares at net asset value)	
Benchmark(s)/ Lipper Category	
Citigroup High Yield Market Index	−11.66%
(reflects the performance of securities generally representing the high yield market)	
Lipper High Current Yield Funds Universe Average	−11.30%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

The final quarter of the fiscal year saw a continued sell off in most markets, and high yield was no exception. With numerous financial conditions putting a strain on all markets, high yield sold off violently during the quarter, especially during the month of September. Spreads in the quarter widened by nearly 300 basis points (3.00 percent), with average yields exceeding 13 percent on various indices. All of this has been exacerbated by very limited access to capital, which remains extremely difficult, even for those in investment grade. Meanwhile, spreads for high yield are now higher than in past economic cycles, factoring a greater than double digit default rate as forecasted for the coming years.

Looking back at the fiscal year, Fund performance was better than its benchmark and Lipper peer group because we positioned the Fund with a barbell strategy of shorter duration paper and stronger "B rated" issues. With the overriding thought that the economy would show signs of slowing, we believed that shorter duration paper would trade off less than the general market, believing spreads would widen. Given this, we held some shorter single "B" bonds rather than higher-quality "BB" bonds, trading higher coupon and yield for duration.

Portfolio Characteristics	
As of September 30, 2008	
Average maturity	5.03 years
Effective duration	3.70 years
Weighted average bond rating	B+

Information presented is for illustrative purposes only and is subject to change.

Industry sector selection also benefited the Fund. The Fund was underweight financials, automotive and publishing, three sectors that significantly underperformed during the fiscal year. Credit selection in the retail and gaming sectors also positively impacted the Fund's performance.

Our outlook

Currently, the economy seems headed toward a possible recession as expectations for GDP growth are being ratcheted down by economists. Meanwhile, the credit crisis has widened spreads in all sectors of fixed income, and the market has traded off dramatically in recent weeks. Through it all, we believe there will be opportunities to purchase securities that are currently "on sale," though we will wait for further clarity and the unclogging of the credit markets before we become more constructive on initiating any change of strategy.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors High Income Fund, Inc., Class A Shares[1]	$13,059
– – –	Citigroup High Yield Market Index	$14,781
- - - - -	Lipper High Current Yield Funds Universe Average	$13,790



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-08	−11.77%	−10.88%	−7.35%	−6.09%
5-year period ended 9-30-08	2.81%	2.85%	3.07%	4.33%
10-year period ended 9-30-08	3.26%	—	—	4.18%
Since inception of Class[3] through 9-30-08	—	2.87%	2.92%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of five percent and one percent, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

HIGH INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 963.40	1.12%	$ 5.50
Class B.	1,000	958.80	2.13	10.38
Class C	1,000	959.30	2.05	10.09
Class Y.	1,000	964.80	0.80	3.93
Based on 5% Return[2]				
Class A.	$1,000	$1,019.38	1.12%	$ 5.65
Class B.	1,000	1,014.36	2.13	10.68
Class C	1,000	1,014.73	2.05	10.38
Class Y.	1,000	1,021.01	0.80	4.04

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2008, and divided by 366.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF HIGH INCOME FUND

Portfolio Highlights

On September 30, 2008, Waddell & Reed Advisors High Income Fund, Inc. had net assets totaling $899,677 (in thousands) invested in a diversified portfolio of:

83.26%	Domestic Corporate Debt Securities
8.83%	Cash and Cash Equivalents
4.77%	Senior Loans
1.95%	Foreign Corporate Debt Securities
1.19%	Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



Corporate Bonds

Industrials Bonds	$21.92
Consumer Discretionary Bonds	$17.13
Health Care Bonds	$10.76
Financials Bonds.	$ 7.30
Utilities Bonds	$ 6.86
Materials Bonds	$ 6.05
Energy Bonds	$ 5.65
Consumer Staples Bonds.	$ 5.15
Information Technology Bonds	$ 4.39
Cash and Cash Equivalents.	**$ 8.83**
Senior Loans	**$ 4.77**
Common Stocks	**$ 1.19**

Quality Weightings

On September 30, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



	Investment Grade	
☐	A	0.46%
■	BBB	4.69%
	Non-Investment Grade	
■	BB	21.29%
■	B	40.90%
■	CCC.	19.04%
■	Non-rated	3.60%
■	**Cash and Cash Equivalents and Equities**.	**10.02%**

Ratings reflected in the wheel above are taken from Standard & Poor's.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.09%		
Pinnacle Entertainment, Inc. (A)	103	$ 779
Movies & Entertainment – 0.27%		
RHI Entertainment, Inc. (A)	165	2,430
Oil & Gas Equipment & Services – 0.27%		
Dresser-Rand Group Inc. (A)	79	2,486
Oil & Gas Storage & Transportation – 0.24%		
Inergy, L.P.	100	2,137
Railroads – 0.25%		
Kansas City Southern (A)	50	2,218
Wireless Telecommunication Service – 0.07%		
NII Holdings, Inc. (A)	17	626
TOTAL COMMON STOCKS – 1.19%		$ 10,676
(Cost: $12,225)		

CORPORATE DEBT SECURITIES	Principal	
Aerospace – 1.08%		
Esterline Technologies Corporation,		
7.750%, 6–15–13	$4,750	4,655
Hawker Beechcraft Acquisition Company LLC and		
Hawker Beechcraft Notes Company,		
9.750%, 4–1–17	2,500	2,237
L–3 Communications Corporation,		
6.125%, 1–15–14	3,050	2,821
		9,713
Airlines – 0.45%		
American Airlines, Inc.,		
7.379%, 5–23–16	1,140	570
Delta Air Lines, Inc.:		
8.954%, 8–10–14	2,807	1,980
8.021%, 8–10–22	2,158	1,521
		4,071

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Aluminum – 0.57%		
Aleris International, Inc.:		
9.000%, 12–15–14	$3,400	$ 2,074
10.000%, 12–15–16	2,750	1,705
Century Aluminum Company,		
7.500%, 8–15–14	1,450	1,363
		5,142
Apparel, Accessories & Luxury Goods – 0.86%		
Oxford Industries, Inc.,		
8.875%, 6–1–11	1,975	1,785
Perry Ellis International, Inc.,		
8.875%, 9–15–13	6,750	5,940
		7,725
Automobile Manufacturers – 0.97%		
General Motors Corporation,		
7.200%, 1–15–11	5,250	3,085
UCI Holdco, Inc.,		
10.319%, 12–15–13 (B)(C).	4,897	3,700
United Auto Group, Inc.,		
7.750%, 12–15–16	2,750	1,966
		8,751
Automotive Retail – 0.97%		
AutoNation, Inc.,		
4.791%, 4–15–13 (B)	4,000	3,370
Group 1 Automotive, Inc.,		
8.250%, 8–15–13	5,875	5,346
		8,716
Building Products – 5.51%		
AMH Holdings, Inc.,		
0.000%, 3–1–14 (D)	6,100	3,934
Associated Materials Incorporated,		
9.750%, 4–15–12	5,820	5,733
Builders FirstSource, Inc.,		
7.054%, 2–15–12 (B)	7,040	4,541
CPG International I Inc.,		
10.500%, 7–1–13	2,500	1,700
Interface, Inc.:		
10.375%, 2–1–10	5,810	5,926
9.500%, 2–1–14	7,060	7,131

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products (Continued)		
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
9.750%, 9–1–12	$ 850	$ 765
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.000%, 11–1–11	6,750	6,480
PIH Acquisition Co.,		
10.750%, 10–1–13	2,350	1,410
Ply Gem Industries, Inc.:		
9.000%, 2–15–12	12,375	6,744
11.750%, 6–15–13 (E)	6,000	5,160
		49,524
Cable & Satellite – 1.91%		
CSC Holdings Inc,		
8.500%, 6–15–15 (E)	2,900	2,693
DirecTV Holdings LLC and DirecTV Financing Co.,		
7.625%, 5–15–16 (E)	9,500	8,598
EchoStar DBS Corporation,		
7.750%, 5–31–15	7,000	5,933
		17,224
Capital Goods – 0.56%		
RBS Global, Inc. and Rexnord LLC:		
9.500%, 8–1–14	4,175	3,924
8.875%, 9–1–16	1,190	1,083
		5,007
Casinos & Gaming – 4.08%		
Inn of the Mountain Gods Resort and Casino,		
12.000%, 11–15–10	7,350	4,998
Mandalay Resort Group,		
9.375%, 2–15–10	4,500	4,140
MGM MIRAGE:		
8.500%, 9–15–10	7,000	6,440
8.375%, 2–1–11	2,500	2,044
Pinnacle Entertainment, Inc.:		
8.250%, 3–15–12	16,000	15,460
7.500%, 6–15–15	1,500	1,110
Shingle Springs Tribal Gaming Authority,		
9.375%, 6–15–15 (E)	3,500	2,520
		36,712

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Chemicals – 4.08%		
Compass Minerals International, Inc.,		
12.000%, 6–1–13	$ 4,242	$ 4,496
Hexion U.S. Finance Corp. and Hexion Nova Scotia		
Finance, ULC,		
9.750%, 11–15–14	4,000	3,160
Momentive Performance Materials Inc.:		
9.750%, 12–1–14	5,000	3,950
11.500%, 12–1–16	7,500	5,100
Mosaic Company (The):		
7.375%, 12–1–14 (E)	3,100	3,208
7.625%, 12–1–16 (E)	8,700	8,884
Nalco Company:		
7.750%, 11–15–11	7,100	6,958
8.875%, 11–15–13	1,000	997
		36,753
Coal & Consumable Fuels – 0.99%		
Foundation PA Coal Company,		
7.250%, 8–1–14	9,200	8,878
Construction & Farm Machinery & Heavy Trucks – 0.16%		
Case New Holland Inc.,		
7.125%, 3–1–14	1,560	1,420
Consumer Finance – 1.86%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.000%, 11–1–11 (D)	12,300	10,947
Global Cash Access, L.L.C. and Global Cash Access		
Finance Corporation,		
8.750%, 3–15–12	4,413	3,883
iPayment, Inc.,		
9.750%, 5–15–14	2,400	1,920
		16,750
Consumer Products – 1.19%		
Visant Holding Corp.,		
8.750%, 12–1–13	11,650	10,689

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Containers – 2.79%		
BPC Holding Corporation,		
8.875%, 9–15–14	$ 6,225	$ 4,856
Freescale Semiconductor, Inc.,		
9.125%, 12–15–14	5,500	3,465
Graham Packaging Company, L.P. and GPC Capital Corp. I:		
8.500%, 10–15–12	3,250	3,006
9.875%, 10–15–14	5,100	4,437
Huntsman International LLC,		
7.375%, 1–1–15	1,275	1,071
Solo Cup Company,		
8.500%, 2–15–14	10,250	8,200
		25,035
Diversified Metals & Mining – 0.33%		
Metals USA, Inc.,		
11.125%, 12–1–15	3,100	2,976
Electrical Equipment – 0.57%		
Baldor Electric Company,		
8.625%, 2–15–17	5,350	5,109
Environmental & Facilities Services – 0.62%		
Mueller Water Products, Inc.,		
7.375%, 6–1–17	7,055	5,574
Finance – 0.99%		
Ford Motor Credit Company:		
9.750%, 9–15–10	3,000	2,152
9.875%, 8–10–11	5,000	3,452
5.538%, 1–13–12 (B)	1,650	1,056
Ford Motor Credit Company LLC,		
12.000%, 5–15–15	3,000	2,290
		8,950
Gaming – 0.25%		
Pokagon Gaming Authority,		
10.375%, 6–15–14 (E)	2,237	2,265

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gas Pipe Lines – 1.55%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16	$ 4,650	$ 4,255
Sonat Inc.,		
7.625%, 7–15–11	4,000	4,049
Williams Companies, Inc. (The):		
8.125%, 3–15–12	2,650	2,677
7.625%, 7–15–19	3,000	2,952
		13,933
Health Care Facilities / Supplies – 9.60%		
Bausch & Lomb Incorporated,		
9.875%, 11–1–15 (E)	1,900	1,805
Biomet, Inc.:		
10.000%, 10–15–17	5,600	5,712
11.625%, 10–15–17	2,320	2,332
HCA Inc.:		
6.750%, 7–15–13	8,500	7,140
9.125%, 11–15–14	2,050	1,994
9.250%, 11–15–16	5,750	5,592
9.625%, 11–15–16	4,000	3,800
HealthSouth Corporation:		
9.133%, 6–15–14 (B)	16,000	15,520
10.750%, 6–15–16	4,750	4,797
Psychiatric Solutions, Inc.,		
7.750%, 7–15–15	7,900	7,347
ReAble Therapeutics Finance LLC and ReAble		
Therapeutics Finance Corporation:		
10.875%, 11–15–14	4,700	4,500
11.750%, 11–15–14	7,000	6,265
Rural/Metro Corporation,		
0.000%, 3–15–16 (D)	6,135	3,988
United Surgical Partners International, Inc.,		
8.875%, 5–1–17	6,000	5,040
US Oncology, Inc.:		
9.000%, 8–15–12	5,250	5,250
10.750%, 8–15–14	5,250	5,276
		86,358

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Household Products – 1.74%		
Chattem, Inc.,		
7.000%, 3–1–14	$ 1,500	$ 1,410
Sealy Mattress Company,		
8.250%, 6–15–14	3,375	2,649
Simmons Bedding Company,		
7.875%, 1–15–14	7,412	5,559
Simmons Company,		
0.000%, 12–15–14 (D)	10,750	6,020
		15,638
Leisure – 2.45%		
AMC Entertainment Inc.:		
8.000%, 3–1–14	9,300	7,998
11.000%, 2–1–16	3,000	2,955
Cinemark, Inc.,		
0.000%, 3–15–14 (D)	11,500	11,054
		22,007
Lodging – 2.25%		
Gaylord Entertainment Company:		
8.000%, 11–15–13	2,400	2,088
6.750%, 11–15–14	1,250	1,050
Host Hotels & Resorts, L.P.,		
6.875%, 11–1–14	2,000	1,730
Host Marriott, L.P.,		
7.125%, 11–1–13	13,000	11,570
Vail Resorts, Inc.,		
6.750%, 2–15–14	4,000	3,750
		20,188
Oil & Gas Equipment & Services – 0.28%		
Dresser-Rand Group Inc.,		
7.375%, 11–1–14	2,727	2,536
Oil & Gas Storage & Transportation – 1.03%		
Inergy, L.P. and Inergy Finance Corp.,		
8.250%, 3–1–16	10,042	9,239
Packaged Foods & Meats – 1.06%		
Central Garden & Pet Company,		
9.125%, 2–1–13	9,380	7,222
Pinnacle Foods Finance LLC and Pinnacle Foods		
Finance Corp.,		
9.250%, 4–1–15	2,875	2,343
		9,565

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper & Forest Products – 1.81%		
Buckeye Technologies Inc.:		
8.000%, 10–15–10	$ 9,518	$ 8,804
8.500%, 10–1–13	8,050	7,487
		16,291
Pharmaceuticals – 1.16%		
Warner Chilcott Corporation,		
8.750%, 2–1–15	10,575	10,416
Precious Metals & Minerals – 1.04%		
Freeport-McMoRan Copper & Gold Inc.:		
5.883%, 4–1–15 (B)	4,750	4,550
8.250%, 4–1–15	1,500	1,474
8.375%, 4–1–17	3,400	3,349
		9,373
Publishing – 0.92%		
Lamar Advertising Company,		
6.625%, 8–15–15	5,500	4,551
Lamar Media Corp.:		
7.250%, 1–1–13	2,759	2,497
6.625%, 8–15–15	1,500	1,241
		8,289
Railroads – 3.02%		
Kansas City Southern de Mexico, S.A. de C.V.:		
7.625%, 12–1–13	1,650	1,576
7.375%, 6–1–14	5,250	5,014
Kansas City Southern Railway Company (The),		
7.500%, 6–15–09	14,865	14,865
TFM, S.A. de C.V.,		
9.375%, 5–1–12	5,625	5,737
		27,192
Restaurants – 0.82%		
NPC International, Inc.,		
9.500%, 5–1–14	9,040	7,413
Retail Propane Distributors – 0.41%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
6.750%, 5–1–14	4,500	3,667

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Retail Stores – 5.56%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.500%, 12–15–13	$ 3,730	$ 3,431
Dollar General Corporation:		
10.625%, 7–15–15	8,000	7,880
11.875%, 7–15–17	3,950	3,654
Jostens IH Corp.,		
7.625%, 10–1–12	2,000	1,835
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	2,435	1,826
Pantry, Inc. (The),		
7.750%, 2–15–14	5,175	3,998
Sally Holdings LLC and Sally Capital Inc.:		
9.250%, 11–15–14	8,000	7,540
10.500%, 11–15–16	4,335	4,118
Sonic Automotive, Inc.,		
8.625%, 8–15–13	8,000	5,440
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	10,503	10,293
		50,015
Secondary Oil & Gas Producers – 3.35%		
Chesapeake Energy Corporation,		
7.625%, 7–15–13	2,500	2,388
Denbury Resources Inc.:		
7.500%, 4–1–13	1,750	1,654
7.500%, 12–15–15	3,315	3,050
EXCO Resources, Inc.,		
7.250%, 1–15–11	6,500	6,142
Forest Oil Corporation,		
7.750%, 5–1–14	3,500	3,307
Newfield Exploration Company:		
7.625%, 3–1–11	2,000	1,995
6.625%, 9–1–14	2,000	1,800
Petrohawk Energy Corporation:		
9.125%, 7–15–13	4,600	4,324
7.875%, 6–1–15 (E)	2,000	1,740
R&B Falcon Corporation,		
9.500%, 12–15–08	3,750	3,787
		30,187

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Service – Other – 7.78%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	$ 2,750	$ 2,688
Allied Waste North America, Inc.:		
7.250%, 3–15–15	3,725	3,567
7.125%, 5–15–16	4,000	3,730
Carriage Services, Inc.,		
7.875%, 1–15–15	2,600	2,295
Corrections Corporation of America:		
7.500%, 5–1–11	1,750	1,743
6.750%, 1–31–14	3,250	3,055
Education Management LLC and Education		
Management Finance Corp.:		
8.750%, 6–1–14	9,000	7,515
10.250%, 6–1–16	5,000	4,000
Iron Mountain Incorporated:		
8.625%, 4–1–13	5,000	4,925
7.750%, 1–15–15	7,000	6,930
KAR Holdings, Inc.,		
6.801%, 5–1–14 (B)	2,050	1,609
Laureate Education, Inc.:		
11.000%, 8–15–15 (C)(E).	3,341	2,760
10.000%, 8–15–15 (E)	4,000	3,400
11.750%, 8–15–17 (E)	1,625	1,381
Reddy Ice Holdings, Inc.,		
0.000%, 11–1–12 (D)	5,875	4,524
Tube City IMS Corporation,		
9.750%, 2–1–15	2,450	2,180
UCAR Finance Inc.,		
10.250%, 2–15–12	23	24
West Corporation:		
9.500%, 10–15–14	10,325	7,899
11.000%, 10–15–16	8,000	5,760
		69,985
Technology – 3.28%		
NXP B.V. and NXP Funding LLC:		
7.875%, 10–15–14	2,275	1,524
9.500%, 10–15–15	2,500	1,288
Seagate Technology HDD Holdings,		
6.800%, 10–1–16	2,700	2,363

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology (Continued)		
SunGard Data Systems Inc.:		
9.125%, 8–15–13	$ 750	$ 675
10.250%, 8–15–15	9,030	7,834
Xerox Capital Trust I,		
8.000%, 2–1–27	11,250	10,210
Xerox Corporation:		
6.400%, 3–15–16	5,000	4,654
6.750%, 2–1–17	1,075	1,014
		29,562
Utilities – 3.96%		
Aquila, Inc.,		
14.875%, 7–1–12	6,500	7,191
Dynegy Holdings Inc.,		
8.375%, 5–1–16	6,000	5,220
Mirant Americas Generation, Inc.,		
8.300%, 5–1–11	6,800	6,545
Mirant North America, LLC and MNA Finance Corp.,		
7.375%, 12–31–13	5,600	5,264
Qwest Corporation,		
8.875%, 3–15–12	5,000	4,900
Texas Competitive Electric Holdings Company LLC		
and TCEH Finance, Inc.,		
10.250%, 11–1–15 (E)	7,250	6,543
		35,663
Wireless – 0.21%		
Cricket Communications, Inc.,		
9.375%, 11–1–14	2,000	1,860
Wireless Telecommunication Service – 1.14%		
MetroPCS Communications, Inc.,		
9.250%, 11–1–14	4,425	4,137
Sprint Capital Corporation,		
7.625%, 1–30–11	6,750	6,143
		10,280
TOTAL CORPORATE DEBT SECURITIES – 85.21%		**$766,641**

(Cost: $867,847)

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

SENIOR LOANS	Principal	Value
Casinos & Gaming – 0.60%		
Las Vegas Sands, LLC,		
4.560%, 5–23–14 (B)	$ 7,000	$ 5,378
Chemicals – 0.43%		
Basell AF S.C.A, BIL Acquisition Holdings Limited, Basell		
Holdings B.V., Basell Finance Company B.V. and Basell		
Germany Holdings GmbH,		
7.000%, 12–20–14 (B)	5,486	3,834
Consumer Finance – 0.40%		
Venetian Macau Limited:		
5.060%, 5–25–13 (B)	2,000	1,819
5.060%, 3–10–14 (B)	732	666
5.060%, 3–10–14 (B)	1,268	1,153
		3,638
Consumer Products – 1.47%		
Wm. Wrigley Jr. Company,		
0.000%, 7–17–14 (B)	13,500	13,239
Health Care Facilities / Supplies – 1.41%		
CHS/Community Health Systems, Inc.:		
1.000%, 7–25–14 (B)	347	305
4.719%, 7–25–14 (B)	1,146	1,006
5.060%, 7–25–14 (B)	5,019	4,406
5.973%, 7–25–14 (B)	451	396
HCA Inc.,		
5.051%, 11–18–13 (B)	2,487	2,202
HealthSouth Corporation,		
7.319%, 3–10–13 (B)	4,769	4,324
		12,639
Utilities – 0.46%		
Energy Future Competitive Holdings Company and Texas		
Competitive Electric Holdings Company, LLC:		
5.989%, 10–10–14 (B)	1,298	1,090
6.169%, 10–10–14 (B)	38	32
6.302%, 10–10–14 (B)	3,640	3,058
		4,180
TOTAL SENIOR LOANS – 4.77%		**$ 42,908**

(Cost: $46,533)

See Notes to Schedule of Investments on page 24.

The Investments of High Income Fund

September 30, 2008
(In Thousands)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper		
Alcoa Incorporated:		
5.850%, 10–10–08	$ 9,000	$ 8,987
6.020%, 10–14–08	8,500	8,482
Clorox Co.,		
6.000%, 10–7–08	6,000	5,994
Diageo Capital plc (Diageo plc):		
6.000%, 10–1–08	11,754	11,754
2.710%, 10–14–08	8,000	7,992
General Mills, Inc.,		
2.800%, 10–9–08	5,000	4,997
Kellogg Co.:		
5.000%, 10–3–08	5,000	4,999
4.750%, 10–7–08	7,256	7,250
4.750%, 10–8–08	14,809	14,795
Sara Lee Corporation,		
2.770%, 10–6–08	5,000	4,998
Wisconsin Electric Power Co.,		
2.750%, 10–10–08	6,000	5,996
TOTAL SHORT-TERM SECURITIES – 9.58%		**$ 86,244**
(Cost: $86,244)		
TOTAL INVESTMENT SECURITIES – 100.75%		**$906,469**
(Cost: $1,012,849)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.75%)		**(6,792)**
NET ASSETS – 100.00%		**$899,677**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2008.

(C) Payment in kind bonds.

(D) Securities do not bear interest for an initial period of time and subsequently become interest bearing.

(E) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2008, the total value of these securities amounted to $50,957 or 5.66% of net assets.

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

HIGH INCOME FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $1,012,849)	$ 906,469
Cash	83
Receivables:	
Dividends and interest	19,091
Fund shares sold	797
Investment securities sold	142
Prepaid and other assets	95
Total assets	926,677

LIABILITIES

Payable for investment securities purchased	24,119
Payable to Fund shareholders	2,242
Accrued shareholder servicing	219
Accrued distribution and service fees	177
Accrued accounting services fee	19
Accrued management fee	14
Other	210
Total liabilities	27,000
Total net assets	$ 899,677

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 142,644
Additional paid-in capital	1,035,829
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	263
Accumulated net realized loss on investment transactions	(172,679)
Net unrealized depreciation in value of investments	(106,380)
Net assets applicable to outstanding units of capital	$ 899,677
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.31
Class B	$6.30
Class C	$6.30
Class Y	$6.31
Capital shares outstanding:	
Class A	130,666
Class B	3,740
Class C	2,124
Class Y	6,114
Capital shares authorized	500,000

See Accompanying Notes to Financial Statements.

Statement of Operations

HIGH INCOME FUND
For the Fiscal Year Ended September 30, 2008
(In Thousands)

INVESTMENT INCOME

Income:

Interest and amortization.	$ 82,493
Dividends.	6
Total income	82,499

Expenses:

Investment management fee.	5,953
Distribution and service fees:	
Class A	2,219
Class B	278
Class C	149
Shareholder servicing:	
Class A	1,959
Class B	128
Class C	59
Class Y	61
Accounting services fee	232
Custodian fees.	37
Legal fees	36
Audit fees.	19
Other	351
Total	11,481
Less expenses in excess of limit	(251)
Total expenses.	11,230
Net investment income	71,269

**REALIZED AND UNREALIZED LOSS
ON INVESTMENTS**

Realized net loss on securities.	(28,257)
Realized net loss on swap agreements	(1,428)
Realized net loss on investments	(29,685)
Unrealized depreciation in value of securities during the period	(105,452)
Unrealized appreciation in value of swaps during the period.	19
Unrealized depreciation in value of investments during the period	(105,433)
Net loss on investments.	(135,118)
Net decrease in net assets resulting from operations	$(63,849)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

HIGH INCOME FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2008	**2007**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 71,269	$ 70,261
Realized net gain (loss) on investments	(29,685)	4,914
Unrealized depreciation.	(105,433)	(4,053)
Net increase (decrease) in net assets resulting from operations	(63,849)	71,122
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(68,225)	(64,204)
Class B	(1,892)	(2,079)
Class C	(1,015)	(1,016)
Class Y	(3,217)	(2,651)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(74,349)	(69,950)
Capital share transactions	28,258	85,085
Total increase (decrease)	(109,940)	86,257
NET ASSETS		
Beginning of period.	1,009,617	923,360
End of period.	$ 899,677	$1,009,617
Accumulated undistributed net investment income	$ 263	$ 3,576

(1)See "Financial Highlights" on pages 28 - 31.

See Accompanying Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$7.28	$7.27	$7.39	$7.55	$7.39
Income (loss) from investment operations:					
Net investment income	0.51	0.53	0.52	0.52	0.51
Net realized and unrealized gain (loss) on investments.	(0.95)	0.01	(0.13)	(0.17)	0.17
Total from investment operations	(0.44)	0.54	0.39	0.35	0.68
Less distributions from:					
Net investment income	(0.53)	(0.53)	(0.51)	(0.51)	(0.52)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.53)	(0.53)	(0.51)	(0.51)	(0.52)
Net asset value, end of period . . .	$6.31	$7.28	$7.27	$7.39	$7.55
Total return[1]	−6.39%	7.74%	5.40%	4.77%	9.44%
Net assets, end of period (in millions)	$824	$922	$847	$856	$870
Ratio of expenses to average net assets including expense waiver	1.12%	1.12%	1.15%	1.14%	1.11%
Ratio of net investment income to average net assets including expense waiver	7.38%	7.17%	7.12%	6.93%	6.83%
Ratio of expenses to average net assets excluding expense waiver	1.15%	1.15%	1.15%[2]	1.14%[2]	1.11%[2]
Ratio of net investment income to average net assets excluding expense waiver	7.35%	7.14%	7.12%[2]	6.93%[2]	6.83%[2]
Portfolio turnover rate.	30%	59%	47%	40%	65%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$7.28	$7.26	$7.39	$7.55	$7.39
Income (loss) from investment operations:					
Net investment income	0.44	0.46	0.45	0.45	0.44
Net realized and unrealized gain (loss) on investments.	(0.95)	0.02	(0.14)	(0.17)	0.16
Total from investment operations	(0.51)	0.48	0.31	0.28	0.60
Less distributions from:					
Net investment income	(0.47)	(0.46)	(0.44)	(0.44)	(0.44)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.47)	(0.46)	(0.44)	(0.44)	(0.44)
Net asset value, end of period . . .	$6.30	$7.28	$7.26	$7.39	$7.55
Total return	−7.42%	6.70%	4.37%	3.75%	8.37%
Net assets, end of period (in millions)	$24	$33	$33	$36	$36
Ratio of expenses to average net assets including expense waiver	2.12%	2.09%	2.13%	2.11%	2.08%
Ratio of net investment income to average net assets including expense waiver	6.38%	6.20%	6.14%	5.95%	5.86%
Ratio of expenses to average net assets excluding expense waiver	2.15%	2.12%	2.13%[1]	2.11%[1]	2.08%[1]
Ratio of net investment income to average net assets excluding expense waiver	6.35%	6.17%	6.14%[1]	5.95%[1]	5.86%[1]
Portfolio turnover rate.	30%	59%	47%	40%	65%

(1)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$7.28	$7.26	$7.39	$7.55	$7.39
Income (loss) from investment operations:					
Net investment income	0.44	0.46	0.45	0.45	0.44
Net realized and unrealized gain (loss) on investments.	(0.95)	0.02	(0.13)	(0.17)	0.17
Total from investment operations	(0.51)	0.48	0.32	0.28	0.61
Less distributions from:					
Net investment income	(0.47)	(0.46)	(0.45)	(0.44)	(0.45)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.47)	(0.46)	(0.45)	(0.44)	(0.45)
Net asset value, end of period . . .	$6.30	$7.28	$7.26	$7.39	$7.55
Total return	−7.35%	6.74%	4.47%	3.82%	8.46%
Net assets, end of period (in millions)	$13	$17	$15	$16	$15
Ratio of expenses to average net assets including expense waiver	2.05%	2.04%	2.06%	2.04%	2.01%
Ratio of net investment income to average net assets including expense waiver	6.45%	6.25%	6.20%	6.02%	5.93%
Ratio of expenses to average net assets excluding expense waiver	2.08%	2.07%	2.06%[1]	2.04%[1]	2.01%[1]
Ratio of net investment income to average net assets excluding expense waiver	6.42%	6.22%	6.20%[1]	6.02%[1]	5.93%[1]
Portfolio turnover rate.	30%	59%	47%	40%	65%

(1) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$7.29	$7.27	$7.39	$7.55	$7.40
Income (loss) from investment operations:					
Net investment income	0.53	0.55	0.54	0.55	0.54
Net realized and unrealized gain (loss) on investments.	(0.96)	0.02	(0.12)	(0.18)	0.15
Total from investment operations	(0.43)	0.57	0.42	0.37	0.69
Less distributions from:					
Net investment income	(0.55)	(0.55)	(0.54)	(0.53)	(0.54)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.55)	(0.55)	(0.54)	(0.53)	(0.54)
Net asset value, end of period . . .	$6.31	$7.29	$7.27	$7.39	$7.55
Total return	−6.09%	7.93%	5.89%	5.07%	9.62%
Net assets, end of period (in millions)	$39	$38	$28	$24	$20
Ratio of expenses to average net assets including expense waiver	0.79%	0.80%	0.82%	0.83%	0.83%
Ratio of net investment income to average net assets including expense waiver	7.71%	7.50%	7.44%	7.24%	7.13%
Ratio of expenses to average net assets excluding expense waiver	0.82%	0.83%	0.82%[1]	0.83%[1]	0.83%[1]
Ratio of net investment income to average net assets excluding expense waiver	7.68%	7.47%	7.44%[1]	7.24%[1]	7.13%[1]
Portfolio turnover rate.	30%	59%	47%	40%	65%

(1)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Notes to Financial Statements

September 30, 2008
(In Thousands, Except Where Otherwise Noted)

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors High Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek, as its primary objective, a high level of current income. As a secondary objective, the Fund seeks capital growth when consistent with its primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency, prior to translation.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Fund instituted the provisions of Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). As required by FIN 48, management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of September 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state authorities for returns filed for years after 2004. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At September 30, 2008, the Fund reclassified permanent differences relating to expiring capital loss carryovers. Net income, accumulated undistributed net investment income and net assets were not affected by these reclassifications.

E. New Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute the expanded financial statement disclosure mandated by SFAS No. 157 during the fiscal year ending September 30, 2009.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will adopt SFAS 161 during the fiscal year ending September 30, 2010 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 8), the fee is as follows: 0.575% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. During the fiscal year ended September 30, 2008, the amount waived was $251.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)			Annual Fee Rate for Each Level
From $	0	to $ 10	$ 0
From $	10	to $ 25	$ 11.5
From $	25	to $ 50	$ 23.1
From $	50	to $ 100	$ 35.5
From $	100	to $ 200	$ 48.4
From $	200	to $ 350	$ 63.2
From $	350	to $ 550	$ 82.5
From $	550	to $ 750	$ 96.3
From $	750	to $1,000	$121.6
	$1,000 and Over		$148.5

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries, not to exceed $1.50 per shareholder account per month. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,421. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2008, W&R received $3, $37 and $5 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $890 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended September 30, 2008, the Fund paid Directors' regular compensation of $62, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $262,029, while proceeds from maturities and sales aggregated $290,937. No U.S. government obligations were bought or sold during the fiscal year ended September 30, 2008.

For Federal income tax purposes, cost of investments owned at September 30, 2008 was $1,012,890, resulting in net unrealized depreciation of $106,421, of which $2,175 related to appreciated securities and $108,596 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2008 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$71,073
Distributed ordinary income	74,349
Undistributed ordinary income	660
Realized long-term capital gains less utilized capital loss carryover	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Post-October losses deferred	30,815

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2009	$ 19,271
September 30, 2010	48,079
September 30, 2011	74,474
Total carryover	$141,824

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below.

	For the fiscal year ended September 30,	
	2008	2007
Shares issued from sale of shares:		
Class A	23,750	27,408
Class B	502	762
Class C	561	664
Class Y	2,239	3,474
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	9,109	7,976
Class B	258	266
Class C	138	131
Class Y	468	361
Shares redeemed:		
Class A	(28,783)	(25,334)
Class B	(1,546)	(1,070)
Class C	(833)	(688)
Class Y	(1,836)	(2,423)
Increase in outstanding capital shares	4,027	11,527
Value issued from sale of shares:		
Class A	$163,874	$202,151
Class B	3,456	5,624
Class C	3,881	4,908
Class Y	15,668	25,596
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	62,707	58,582
Class B	1,779	1,956
Class C	953	963
Class Y	3,217	2,651
Value redeemed:		
Class A	(198,157)	(186,731)
Class B	(10,691)	(7,882)
Class C	(5,753)	(5,065)
Class Y	(12,676)	(17,668)
Increase in outstanding capital	$ 28,258	$ 85,085

NOTE 6 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which the Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 7 – Senior Loans

The Fund invests in senior secured corporate loans either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior Loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale. These loans are valued using a composite price from more than one broker or dealer as obtained from a pricing service. As of September 30, 2008, securities with an aggregate market value of $42,908 representing 4.77% of the Fund's net assets were comprised of senior loans.

As of September, 30, 2008, the Fund had unfunded loan commitments of approximately $1,283. The Fund is obligated to fund these loan commitments at the borrower's discretion. Funded portions of these commitments are presented in the Schedule of Investments while unfunded commitments are as follows:

Borrower	Unfunded Commitment Amount	9-30-08 Value of Unfunded Commitment
CHS/Community Health Systems, Inc.	$241	$212

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios, Inc., formerly W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

NOTE 9 – Subsequent Event

A special meeting of shareholders of the Fund is scheduled to be held on December 12, 2008. One of the proposals that will be considered and acted upon at the meeting is a proposal to approve a proposed Agreement and Plan of Reorganization and Termination pursuant to which the Fund will be reorganized into a corresponding series of a newly established Delaware statutory trust. The Fund is currently organized as a Maryland corporation. Shareholders of record of the Fund as of the close of business on September 25, 2008 are entitled to vote at the meeting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors High Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities of Waddell & Reed Advisors High Income Fund, Inc. (the "Fund"), including the schedule of investments, as of September 30, 2008, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors High Income Fund, Inc. as of September 30, 2008, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 20, 2008

Income Tax Information

(Amounts not rounded)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code. Shareholders will be provided information regarding their distributions in 2009.

The Fund designated $4,708 of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or $4,708 as qualified dividend income for individuals for the tax period ending September 30, 2008.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Board of Directors of Waddell & Reed Advisors High Income Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and Ivy Funds Variable Insurance Portfolios, Inc. (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of Ivy Funds Variable Insurance Portfolios, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Directors) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex. Subject to the Director Emeritus and Retirement Policy, a Director serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Director: 2007 Director in Fund Complex: 2003	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents (2007 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Director: 1997 Director in Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present); formerly, Dean of Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Director: 1997 Director in Fund Complex: 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Former President, Liberty Memorial Association (WWI National Museum) (2005–2007); Director, Northland Betterment Commission (community service)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Director: 1998 Director in Fund Complex: 1998 Fund Independent Chairman: 2006	President Emeritus, University of Utah; President Emeritus, University of California; Chairman, Board of Trustees, J. Paul Getty Trust (until 2004); Professor, University of Utah (non-profit education) (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003–2005)

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Director: 1998 Director in Fund Complex: 1998	President and Chief Operating Officer, Graymark HealthCare (medical holding company) (2008); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present); formerly, Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); formerly, Adjunct Professor, University of Oklahoma School of Law (1997 to 2008)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Member Oklahoma Foundation of Excellence (non-profit); Independent Chairman and Director, Ivy Funds, Inc.; Independent Chairman and Trustee, Ivy Funds (29 portfolios overseen)
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 1919	Director: 1988 Director in Fund Complex: 1988	Shareholder, Gilliland & Hayes, P.A., a law firm (for past 5 years); formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Director: 2008 Director in Fund Complex: 2008	Business Consultant; Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Director: 1979 Director in Fund Complex: 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus PC 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953	Director: 1996 Director in Fund Complex: 1996	Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus PC, a law firm (1980 to present)	Director, American Red Cross (social services); Director, Rockhurst University (education)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Director: 1995 Director in Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Dean, Block School of Business (1980–1986), Vice Chancellor (1988–1991); Chancellor (1992–1999) and Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)

INTERESTED DIRECTORS

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Director if a prior business relationship with Waddell & Reed were deemed material. It is anticipated that, effective July 1, 2010, Mr. Hechler will begin to serve as a Disinterested Director of each of the Funds with fiscal years ending June 30 and, effective October 1, 2010, as a Disinterested Director of each of the Funds with fiscal years ending September 30.

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President: 2001 Director: 1998 Director in Fund Complex: 1998	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services, Inc. (ISI), an affiliate of IICO
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Director: 2007 Director in Fund Complex: 2007	CIO of WDR, WRIMCO and IICO (2005 to present); Senior Vice President of WDR; Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987–2005)	Director of WDR, WRIMCO and IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Director: 1998 Director in Fund Complex: 1998	Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008); formerly, Director of WDR (until 2003)	None

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President: 2006 Secretary: 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President: 2006 Treasurer: 2006 Principal Accounting Officer: 2006 Principal Financial Officer: 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003)	None

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President: 2000 Assistant Secretary: 2006 Associate General Counsel: 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President: 2006 Chief Compliance Officer: 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Vice President: 2000 General Counsel: 2000 Assistant Secretary: 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors High Income Fund, Inc.

At its meeting on August 11, 12 and 13, 2008, the Fund's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request (the "Supplemental Response"). The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund ("Other Accounts").

The Directors considered that the Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, and ten-year periods. They also considered the information provided by WRIMCO in its Supplemental Response explaining the Fund's improved performance over the past year.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. The Directors considered the transfer agency fee reduction that became effective September 1, 2006. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than, and at other asset levels were higher than, the asset-weighted average for its Peer Group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as or higher than the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were higher than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Disinterested Directors of Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios, Inc.[1] and Waddell & Reed InvestEd Portfolios, Inc. (the "Funds") have appointed an independent fee consultant. Below is a summary of the written fee evaluation of such consultant for the most recent year.

Summary

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Directors of each Fund's Board appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to WRIMCO are negotiated. The IFC does not replace the Directors in negotiating management fees and does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees.

In the IFC's 2008 written evaluation of the proposed management fees of the Funds ("Report"), the IFC addressed the following six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Possible economies of scale as the Funds grow larger

4. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

The following is a summary of the Report's discussion of the contract renewal process, related materials, and the IFC's findings.

Analysis of the Process

The Report noted that the Boards previously created the Special Compliance & Governance Committee ("Compliance Committee"), which is composed of Disinterested Directors and charged with the responsibility for certain work associated with the contract renewal process.

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, K&L Gates LLP ("K&L Gates"), to prepare a letter requesting information from WRIMCO needed for the contract renewal process, which was provided. Lipper, Inc. ("Lipper") was asked to provide independently compiled comparative information about the Funds. The Report stated

---

1. Formerly, W&R Target Funds, Inc.

that Lipper selected the peer group with input from WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds and that the IFC observed and concurred in the selection.

The Report noted that the Compliance Committee met with the IFC and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information, which was provided prior to the Disinterested Directors' August 2008 meetings.

Analysis of Materials

Materials refer to the informational materials that were prepared by Waddell and Lipper in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. The IFC reviewed the information produced and found it to be responsive to the requests by the Disinterested Directors. He also reviewed certain other materials that he considered relevant.

The IFC used these materials to analyze trends and comparative information about the six factors listed above. The Report noted that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which the IFC reviewed, that was also relevant to the contract renewal process.

(1) Nature and Quality of Services

In the Report, the IFC commented on the investment performance of the Funds. The performance data for these comparisons were drawn from the Lipper materials. Performance information was based on March 31, 2008 data, and references in the Report to 1-, 3- and 5-year periods referred to the periods ended on March 31, 2008.

The Report stated that the IFC's experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on 3-year performance in comparison to the "performance universe," rather than on the more limited "performance group," because, in the IFC's experience, fund investors are more typically concerned with the objective and style of management than the size of the fund. The Report recommended that the Disinterested Directors focus on a 3-year view of investment performance for the purposes of contract renewal, because it is long enough to reflect most market cycles and short enough to be relevant to the holding period for many mutual fund shareholders.

The Report stated that, overall, the Funds reflect strong and improving performance in the 1-, 3- and 5-year periods. The collective (Advisors Funds, Ivy VIP Funds and InvestEd Portfolios together) 5-year performance has 50% of the Funds in the first two quintiles of their performance universe and 3% in the 5th quintile. The 3-year figures improve to 65% of the Funds in the first two quintiles and 8% in the 5th quintile, and the 1-year figures reflect similar performance with 64% in the first two quintiles and 5% in the 5th quintile. Emphasizing the improvement, the Report noted that the 1-year short-term performance has only 7% of the Funds in the combined 4th and 5th quintiles, a decrease from 18% in the 3-year performance, and 31% in the 5-year performance periods.

Although the IFC found that the Funds have strong performance, it also noted that certain Funds have experienced either continuing or recent challenges. The IFC suggested that the Disinterested Directors request additional information from WRIMCO regarding certain Funds. The Disinterested Directors reviewed the information provided by WRIMCO.

The Report suggested that, if a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions cited by the Report include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver. The IFC did not identify any individual Funds that required this attention at this time.

The Report noted that, with respect to service provided by WRIMCO affiliates, WRSCO maintained internal statistics to track shareholder service quality, which showed marked improvement in 2008, and also retained Dalbar, Inc. to provide an independent quality assessment. WRSCO scored either very good or excellent in all categories evaluated by Dalbar.

(2) Fund Fees

The Report stated that information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. The Report noted that the majority of Funds have management fees above the median of their peer groups. It concluded that, overall, more Funds have improved their comparative ranking of actual management fees in 2008 than declined.

The Report also noted that, in general, the Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report noted that a number of Advisors Funds have smaller average account sizes relative to the general mutual fund industry and commented on the impact of such account sizes on the Funds' non-management expenses. The Report also noted the Disinterested Directors' prior discussions regarding possible means of addressing this impact and their continuing attention to this matter.

(3) Possible Economies of Scale

The Report noted that economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. The Report also pointed out that fund managers usually share economies of scale by implementing breakpoints, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish breakpoints prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of breakpoints in the Funds and compared the Funds' and peer groups' effective fees at uniform asset levels.

The IFC found that the Funds, except for Waddell & Reed Advisors Money Market Fund and Ivy VIP Money Market Fund, already have breakpoints in place and that these breakpoints appear adequate in providing economies of scale. However, the IFC suggested that the Disinterested Directors review the current breakpoint structure of certain Funds to determine whether an adjustment might be needed. The Disinterested Directors did so and determined that the current breakpoint structure of the Funds is appropriate.

(4) Management Fees for Comparable and Alternative Products

The Report noted that the Advisors and Ivy VIP Funds have Funds with similar investment styles and therefore anticipated comparable management fees. The Report stated that management fee variances can be explained with the larger average asset size of the Advisors Funds, causing some of the Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further stated that, although their management fees are comparable, the Advisors Fund total expense ratio is on average higher than the comparable Ivy VIP Fund total expense ratio because of the shareholder service expenses of the Advisors Fund.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors and Ivy VIP

Funds. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) Costs to Waddell and its Affiliates of Supplying Services

The Report pointed out that an important component of the profit margin analysis involves ensuring that advisor's allocation procedures are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The Report found that the bases of allocation have remained consistent over the past several years and that the allocation methodologies are reasonable.

(6) Profit Margins from Supplying Management Services

The Report noted that the disinterested directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested directors often review the overall profitability of the investment management company. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell and other public companies in the investment business. The Report found that this analysis places Waddell near the median of Lipper peers.

***

The Report stated that the IFC monitored the process, reviewed the materials, and reached the following conclusions:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.
- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds
    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
    Waddell & Reed Advisors Accumulative Fund
    Waddell & Reed Advisors Core Investment Fund
    Waddell & Reed Advisors Dividend Opportunities Fund
    Waddell & Reed Advisors New Concepts Fund
    Waddell & Reed Advisors Small Cap Fund
    Waddell & Reed Advisors Tax-Managed Equity Fund
    Waddell & Reed Advisors Value Fund
    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
    Waddell & Reed Advisors Bond Fund
    Waddell & Reed Advisors Global Bond Fund
    Waddell & Reed Advisors Government Securities Fund
    Waddell & Reed Advisors High Income Fund
    Waddell & Reed Advisors Municipal Bond Fund
    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
    Waddell & Reed Advisors Cash Management

Specialty Funds
    Waddell & Reed Advisors Asset Strategy Fund
    Waddell & Reed Advisors Continental Income Fund
    Waddell & Reed Advisors Energy Fund
    Waddell & Reed Advisors Retirement Shares
    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

NUR1009A (9-08)

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